No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On July 31, 2018, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal first quarter ended June 30, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 3, 2018

July 31, 2018

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER

ENDED JUNE 30, 2018

Tokyo, July 31, 2018 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2018.

First Quarter Results

Honda’s consolidated profit for the period attributable to owners of the parent for the fiscal first quarter ended June 30, 2018 totaled JPY 244.3 billion, an increase of 17.8% from the same period last year. Earnings per share attributable to owners of the parent for the quarter amounted to JPY 137.75, an increase of JPY 22.71 from the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated sales revenue for the quarter amounted to JPY 4,024.1 billion, an increase of 8.4% from the same period last year, due primarily to increased revenue in all business operations.

Consolidated operating profit for the quarter amounted to JPY 299.3 billion, an increase of 11.2% from the same period last year, due primarily to an increase in sale volume and model mix and decreased SG&A expenses.

Share of profit of investments accounted for using the equity method for the quarter amounted to JPY 54.3 billion, an increase of 2.6% from the corresponding period last year.

Consolidated profit before income taxes for the quarter totaled JPY 358.2 billion, an increase of 6.9% from the same period last year.

Consolidated Statements of Financial Position for the Fiscal First Quarter Ended June 30, 2018

Total assets increased by JPY 302.6 billion, to JPY 19,651.8 billion from March 31, 2018, mainly due to an increase in receivables from financial services and foreign currency translation effects, despite a decrease in cash and cash equivalents. Total liabilities increased by JPY 169.7 billion, to JPY 11,284.8 billion from March 31, 2018, mainly due to an increase in finance liabilities and foreign currency translation effects, despite a decrease in trade payable. Total equity increased by JPY 132.9 billion, to JPY 8,366.9 billion from March 31, 2018 due mainly to increased retained earnings attributable to increased profit for the period, despite a decrease attributable to acquisition of the Company’s own shares.

Consolidated Statements of Cash Flows for the Fiscal First Quarter Ended June 30, 2018

Consolidated cash and cash equivalents on June 30, 2018 decreased by JPY 89.3 billion from March 31, 2018, to JPY 2,167.1 billion.

The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 214.4 billion for the fiscal first quarter ended June 30, 2018. Cash inflows from operating activities increased by JPY 37.8 billion compared with the same period of the previous fiscal year due mainly to an increase in cash received from customers, despite increased payments for parts and raw materials.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 243.9 billion. Cash outflows from investing activities increased by JPY 65.1 billion compared with the same period of the previous fiscal year, due mainly to an increase in payments for acquisitions of other financial assets.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 60.3 billion. Cash outflows from financing activities decreased by JPY 28.1 billion compared with the same period of the previous fiscal year, due mainly to an increase in proceeds from financing liabilities, despite purchases of treasury stock.

Forecasts for the Fiscal Year Ending March 31, 2019

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2019, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2019

	Yen (billions)	Changes from FY 2018
Sales revenue	15,450.0	+ 0.6%
Operating profit	710.0	- 14.8%
Profit before income taxes	930.0	- 16.6%
Profit for the year	685.0	- 39.3%
Profit for the year attributable to owners of the parent	615.0	- 41.9%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	348.56

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 107 for the full year ending March 31, 2019.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2019 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+ 9.5
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 88.0
SG&A expenses	- 33.0
R&D expenses	- 22.0
Currency effect	- 205.0
Settlement of multidistrict class action litigation*	+ 53.7
Restitution income*	- 14.7

Operating profit compared with fiscal year ended March 31, 2018	- 123.5

Share of profit of investments accounted for using the equity method	- 32.6
Finance income and finance costs	- 28.7

Profit before income taxes compared with fiscal year ended March 31, 2018	- 184.9

* Litigation settlement and restitution income related to airbag inflator included in SG&A expenses in fiscal year 2018

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

Dividend per Share of Common Stock

Fiscal first quarter dividend is JPY 27 per share of common stock. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2019, is JPY 108 per share.

[1] Condensed Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2018	Jun. 30, 2018
Assets
Current assets:
Cash and cash equivalents	2,256,488	2,167,105
Trade receivables	800,463	737,184
Receivables from financial services	1,840,699	1,881,179
Other financial assets	213,177	258,643
Inventories	1,523,455	1,521,811
Other current assets	291,006	350,579

Total current assets	6,925,288	6,916,501

Non-current assets:
Investments accounted for using the equity method	679,517	714,085
Receivables from financial services	3,117,364	3,262,905
Other financial assets	436,555	439,004
Equipment on operating leases	4,088,133	4,262,870
Property, plant and equipment	3,062,433	3,038,773
Intangible assets	741,514	730,301
Deferred tax assets	129,338	120,901
Other non-current assets	169,022	166,464

Total non-current assets	12,423,876	12,735,303

Total assets	19,349,164	19,651,804

Liabilities and Equity
Current liabilities:
Trade payables	1,224,627	1,097,867
Financing liabilities	2,917,261	3,000,321
Accrued expenses	404,719	426,923
Other financial liabilities	115,405	162,241
Income taxes payable	53,595	62,973
Provisions	305,994	281,498
Other current liabilities	602,498	580,034

Total current liabilities	5,624,099	5,611,857

Non-current liabilities:
Financing liabilities	3,881,749	4,013,858
Other financial liabilities	60,005	58,231
Retirement benefit liabilities	404,401	420,749
Provisions	220,625	208,525
Deferred tax liabilities	629,722	665,594
Other non-current liabilities	294,468	305,991

Total non-current liabilities	5,490,970	5,672,948

Total liabilities	11,115,069	11,284,805

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,118
Treasury stock	(113,271)	(156,712)
Retained earnings	7,611,332	7,760,896
Other components of equity	178,292	236,262

Equity attributable to owners of the parent	7,933,538	8,097,631
Non-controlling interests	300,557	269,368

Total equity	8,234,095	8,366,999

Total liabilities and equity	19,349,164	19,651,804

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended June 30, 2017 and 2018

	Yen (millions)
	Three months ended Jun. 30, 2017	Three months ended Jun. 30, 2018
Sales revenue	3,713,096	4,024,133
Operating costs and expenses:
Cost of sales	(2,874,789)	(3,162,696)
Selling, general and administrative	(394,823)	(371,656)
Research and development	(174,273)	(190,398)

Total operating costs and expenses	(3,443,885)	(3,724,750)

Operating profit	269,211	299,383

Share of profit of investments accounted for using the equity method	52,948	54,302
Finance income and finance costs:
Interest income	8,997	11,913
Interest expense	(2,854)	(2,963)
Other, net	6,723	(4,353)

Total finance income and finance costs	12,866	4,597

Profit before income taxes	335,025	358,282
Income tax expense	(109,517)	(91,560)

Profit for the period	225,508	266,722

Profit for the period attributable to:
Owners of the parent	207,335	244,330
Non-controlling interests	18,173	22,392

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	115.04	137.75

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2017 and 2018

	Yen (millions)
	Three months ended Jun. 30, 2017	Three months ended Jun. 30, 2018
Profit for the period	225,508	266,722
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	5,817	124
Share of other comprehensive income of investments accounted for using the equity method	(1,182)	(1,284)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	—	(1)
Exchange differences on translating foreign operations	6,492	71,534
Share of other comprehensive income of investments accounted for using the equity method	3,349	(13,841)

Total other comprehensive income, net of tax	14,476	56,532

Comprehensive income for the period	239,984	323,254

Comprehensive income for the period attributable to:
Owners of the parent	219,855	302,588
Non-controlling interests	20,129	20,666

[3] Condensed Consolidated Statements of Changes in Equity

As of and for the three months ended June 30, 2017

	Yen (millions)
	Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2017	86,067	171,118	(26,189)	6,712,894	351,406	7,295,296	274,330	7,569,626

Comprehensive income for the period
Profit for the period				207,335		207,335	18,173	225,508
Other comprehensive income, net of tax					12,520	12,520	1,956	14,476

Total comprehensive income for the period				207,335	12,520	219,855	20,129	239,984
Reclassification to retained earnings				412	(412)	—		—
Transactions with owners and other
Dividends paid				(43,254)		(43,254)	(35,919)	(79,173)
Purchases of treasury stock			(3)			(3)		(3)

Total transactions with owners and other			(3)	(43,254)		(43,257)	(35,919)	(79,176)

Balance as of June 30, 2017	86,067	171,118	(26,192)	6,877,387	363,514	7,471,894	258,540	7,730,434

As of and for the three months ended June 30, 2018

	Yen (millions)
	Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2018	86,067	171,118	(113,271)	7,611,332	178,292	7,933,538	300,557	8,234,095
Effect of changes in accounting policy				(46,833)	(208)	(47,041)	6	(47,035)

Adjusted balance as of April 1, 2018	86,067	171,118	(113,271)	7,564,499	178,084	7,886,497	300,563	8,187,060

Comprehensive income for the period
Profit for the period				244,330		244,330	22,392	266,722
Other comprehensive income, net of tax					58,258	58,258	(1,726)	56,532

Total comprehensive income for the period				244,330	58,258	302,588	20,666	323,254
Reclassification to retained earnings				80	(80)	—		—
Transactions with owners and other
Dividends paid				(48,013)		(48,013)	(51,861)	(99,874)
Purchases of treasury stock			(43,441)			(43,441)		(43,441)

Total transactions with owners and other			(43,441)	(48,013)		(91,454)	(51,861)	(143,315)

Balance as of June 30, 2018	86,067	171,118	(156,712)	7,760,896	236,262	8,097,631	269,368	8,366,999

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Three months ended Jun. 30, 2017	Three months ended Jun. 30, 2018
Cash flows from operating activities:
Profit before income taxes	335,025	358,282
Depreciation, amortization and impairment losses excluding equipment on operating leases	177,979	186,819
Share of profit of investments accounted for using the equity method	(52,948)	(54,302)
Finance income and finance costs, net	14,519	(39,201)
Interest income and interest costs from financial services, net	(30,983)	(29,870)
Changes in assets and liabilities
Trade receivables	43,116	25,256
Inventories	(75,532)	12,510
Trade payables	(48,379)	(55,189)
Accrued expenses	(55,386)	(42,209)
Provisions and retirement benefit liabilities	(26,299)	(26,241)
Receivables from financial services	(5,461)	(48,179)
Equipment on operating leases	(51,744)	(48,399)
Other assets and liabilities	(71,802)	(21,513)
Other, net	4,225	158
Dividends received	20,726	23,344
Interest received	57,816	65,751
Interest paid	(22,018)	(25,757)
Income taxes paid, net of refunds	(36,217)	(66,818)

Net cash provided by operating activities	176,637	214,442
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(124,693)	(144,899)
Payments for additions to and internally developed intangible assets	(35,828)	(37,608)
Proceeds from sales of property, plant and equipment and intangible assets	4,529	7,022
Payments for acquisitions of investments accounted for using the equity method	(2,450)	(2,401)
Payments for acquisitions of other financial assets	(52,603)	(150,294)
Proceeds from sales and redemptions of other financial assets	31,536	84,214
Other, net	719	—

Net cash used in investing activities	(178,790)	(243,966)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	1,878,152	1,882,899
Repayments of short-term financing liabilities	(1,766,270)	(1,824,528)
Proceeds from long-term financing liabilities	212,833	267,458
Repayments of long-term financing liabilities	(335,354)	(253,164)
Dividends paid to owners of the parent	(43,254)	(48,013)
Dividends paid to non-controlling interests	(23,748)	(29,227)
Purchases and sales of treasury stock, net	(3)	(43,441)
Other, net	(10,904)	(12,340)

Net cash provided by (used in) financing activities	(88,548)	(60,356)
Effect of exchange rate changes on cash and cash equivalents	4,143	497

Net change in cash and cash equivalents	(86,558)	(89,383)
Cash and cash equivalents at beginning of year	2,105,976	2,256,488

Cash and cash equivalents at end of period	2,019,418	2,167,105

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Changes in accounting policies

(a) IFRS 9 “Financial Instruments”

Honda was an early adopter of IFRS 9 “Financial Instruments” issued in November 2009, amended in October 2010 and November 2013 (“IFRS9 (2013)”) prior to the year ended March 31, 2018 and has adopted the final version of IFRS 9 issued in July 2014 (“IFRS 9 (2014)”) with a date of initial application of April 1, 2018. The adoption of IFRS 9 (2014) resulted in changes in accounting policies primarily for classification and impairment. IFRS 9 (2014) has an exemption allowing comparative information for prior periods not to be restated with respect to classification and measurement (including impairment) changes. Therefore, the comparative information has not been restated and continues to be reported under IFRS 9 (2013). Instead, the cumulative effect of adopting IFRS 9 (2014) was recognized in the opening balance of equity as of the date of initial application on April 1, 2018. The following are primary changes and corresponding impacts of adopting IFRS 9 (2014).

Classification of financial assets

Debt securities other than those classified into financial assets measured at amortized cost were classified into financial assets measured at fair value through profit or loss under IFRS 9 (2013). IFRS 9 (2014) newly established a classification in which financial assets are measured at fair value through other comprehensive income. Under IFRS 9 (2014), a financial asset shall be measured at fair value through other comprehensive income if both of the following conditions are met: 1) the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Honda has evaluated the business models within which financial assets are held and contractual terms of financial assets. As a result, Honda has reclassified debt securities such as government bonds and municipal bonds held by certain subsidiaries from the financial assets measured at fair value through profit or loss to financial assets measured at fair value through other comprehensive income as of April 1, 2018.

The impact of this reclassification is as follows:

	Yen (millions)
	Carrying amounts as of March 31, 2018 under IFRS 9 (2013)	Reclassification	Carrying amounts as of April 1, 2018 under IFRS 9 (2014)
Other financial assets:
Financial assets measured at fair value through profit or loss:
Debt securities	69,829	(14,376)	55,453
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	14,376	14,376

Impairment of financial assets

IFRS 9 (2014) replaced the incurred loss model under IAS 39 with the expected credit loss (ECL) model. The ECL model requires the allowance for credit losses to be measured at amounts equal to either lifetime ECL for those financial assets which have experienced a significant increase in credit risk (SICR) since initial recognition or 12-month ECL for financial assets which have not experienced a SICR. Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.

When determining whether credit risk has increased significantly, Honda assesses financial assets either individually based primarily on delinquencies or collectively for groups of financial assets with shared risk characteristics such as the period of initial recognition, collateral type, original term and credit score considering relative changes in expected default rates since initial recognition.

The application of the ECL model resulted in an increase in the allowance for credit losses of JPY 4,599 million as of April 1, 2018, which is on receivables from financial services.

(b) IFRS 15 “Revenue from Contracts with Customers”

Honda has adopted IFRS 15 ”Revenue from Contracts with Customers” with a date of initial application of April 1, 2018 by recognizing the cumulative effect of initially applying this standard as an adjustment to the opening balance of equity at the date of initial application. Therefore, the comparative information has not been restated and continues to be reported under the previous accounting policy.

Honda’s contracts with customers include promises to transfer goods or services without charges such as free inspections. Such promised goods or services are generally considered performance obligations and related sales revenue is deferred under IFRS15, if it is deemed material, while such sales was recognized at contract inception under the previous accounting policy.

Further, under IFRS 15, dealer incentives are considered variable consideration when determining the transaction price and sales revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved, which results in higher deductions from sales revenue recognized when products are sold to dealers.

The impacts of adopting IFRS 15 on Honda’s condensed consolidated financial statements as of and for the three months ended June 30, 2018 are as follows:

(Condensed Consolidated Statements of Financial Position)

As of June 30, 2018

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Assets
Current assets:
Cash and cash equivalents	2,167,105	—	2,167,105
Trade receivables	739,075	(1,891)	737,184
Receivables from financial services	1,881,179	—	1,881,179
Other financial assets	258,643	—	258,643
Inventories	1,521,811	—	1,521,811
Other current assets	349,773	806	350,579

Total current assets	6,917,586	(1,085)	6,916,501

Non-current assets:
Investments accounted for using the equity method	714,076	9	714,085
Receivables from financial services	3,262,905	—	3,262,905
Other financial assets	439,004	—	439,004
Equipment on operating leases	4,262,870	—	4,262,870
Property, plant and equipment	3,038,773	—	3,038,773
Intangible assets	730,301	—	730,301
Deferred tax assets	120,646	255	120,901
Other non-current assets	165,658	806	166,464

Total non-current assets	12,734,233	1,070	12,735,303

Total assets	19,651,819	(15)	19,651,804

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Liabilities and Equity
Current liabilities:
Trade payables	1,097,867	—	1,097,867
Financing liabilities	3,000,321	—	3,000,321
Accrued expenses	395,295	31,628	426,923
Other financial liabilities	162,241	—	162,241
Income taxes payable	62,973	—	62,973
Provisions	285,040	(3,542)	281,498
Other current liabilities	565,831	14,203	580,034

Total current liabilities	5,569,568	42,289	5,611,857

Non-current liabilities:
Financing liabilities	4,013,858	—	4,013,858
Other financial liabilities	58,231	—	58,231
Retirement benefit liabilities	420,749	—	420,749
Provisions	209,522	(997)	208,525
Deferred tax liabilities	676,068	(10,474)	665,594
Other non-current liabilities	304,110	1,881	305,991

Total non-current liabilities	5,682,538	(9,590)	5,672,948

Total liabilities	11,252,106	32,699	11,284,805

Equity:
Common stock	86,067	—	86,067
Capital surplus	171,118	—	171,118
Treasury stock	(156,712)	—	(156,712)
Retained earnings	7,792,650	(31,754)	7,760,896
Other components of equity	237,606	(1,344)	236,262

Equity attributable to owners of the parent	8,130,729	(33,098)	8,097,631
Non-controlling interests	268,984	384	269,368

Total equity	8,399,713	(32,714)	8,366,999

Total liabilities and equity	19,651,819	(15)	19,651,804

(Condensed Consolidated Statements of Income)

For the three months ended June 30, 2018

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Sales revenue	4,005,681	18,452	4,024,133
Operating costs and expenses:
Cost of sales	(3,163,464)	768	(3,162,696)
Selling, general and administrative	(372,114)	458	(371,656)
Research and development	(190,398)	—	(190,398)

Total operating costs and expenses	(3,725,976)	1,226	(3,724,750)

Operating profit	279,705	19,678	299,383

Share of profit of investments accounted for using the equity method	54,302	(0)	54,302
Finance income and finance costs:
Interest income	11,913	—	11,913
Interest expense	(2,963)	—	(2,963)
Other, net	(4,353)	—	(4,353)

Total finance income and finance costs	4,597	—	4,597

Profit before income taxes	338,604	19,678	358,282
Income tax expense	(86,745)	(4,815)	(91,560)

Profit for the period	251,859	14,863	266,722

Profit for the period attributable to:
Owners of the parent	229,442	14,888	244,330
Non-controlling interests	22,417	(25)	22,392

[B] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power Product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (S×S) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power Products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

1. Segment information based on products and services

As of and for the three months ended June 30, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	508,540	2,589,935	536,957	77,664	3,713,096	—	3,713,096
Intersegment	—	34,635	2,732	5,449	42,816	(42,816)	—

Total	508,540	2,624,570	539,689	83,113	3,755,912	(42,816)	3,713,096

Segment profit (loss)	78,842	140,344	49,864	161	269,211	—	269,211

Segment assets	1,440,194	7,781,275	9,494,404	318,045	19,033,918	10,393	19,044,311
Depreciation and amortization	18,210	155,103	182,232	3,733	359,278	—	359,278
Capital expenditures	9,914	102,638	465,785	1,688	580,025	—	580,025
As of and for the three months ended June 30, 2018
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	554,907	2,797,336	589,895	81,995	4,024,133	—	4,024,133
Intersegment	—	47,855	3,290	5,847	56,992	(56,992)	—

Total	554,907	2,845,191	593,185	87,842	4,081,125	(56,992)	4,024,133

Segment profit (loss)	92,130	151,681	57,179	(1,607)	299,383	—	299,383

Segment assets	1,501,577	7,930,533	9,783,246	306,719	19,522,075	129,729	19,651,804
Depreciation and amortization	17,703	164,631	190,329	3,410	376,073	—	376,073
Capital expenditures	9,750	122,615	504,192	2,442	638,999	—	638,999

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Unallocated corporate assets, included in reconciling items, amounted to JPY 394,601 million as of June 30, 2017 and JPY 417,739 million as of June 30, 2018 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2017

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	507,944	2,008,877	166,748	827,096	202,431	3,713,096	—	3,713,096
Inter-geographic areas	517,080	121,248	46,519	154,606	1,431	840,884	(840,884)	—

Total	1,025,024	2,130,125	213,267	981,702	203,862	4,553,980	(840,884)	3,713,096

Operating profit (loss)	21,536	101,589	6,653	97,833	14,730	242,341	26,870	269,211

Assets	4,202,768	10,838,441	663,091	2,794,158	643,550	19,142,008	(97,697)	19,044,311
Non-current assets other than financial instruments and deferred tax assets	2,475,066	4,797,297	109,051	703,479	174,345	8,259,238	—	8,259,238

As of and for the three months ended June 30, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	554,143	2,177,299	172,979	918,723	200,989	4,024,133	—	4,024,133
Inter-geographic areas	586,072	136,051	64,262	176,989	2,346	965,720	(965,720)	—

Total	1,140,215	2,313,350	237,241	1,095,712	203,335	4,989,853	(965,720)	4,024,133

Operating profit (loss)	14,712	110,360	7,035	122,514	22,635	277,256	22,127	299,383

Assets	4,373,497	11,140,457	666,118	2,981,065	610,157	19,771,294	(119,490)	19,651,804
Non-current assets other than financial instruments and deferred tax assets	2,581,488	4,707,715	97,930	666,829	144,446	8,198,408	—	8,198,408

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Unallocated corporate assets, included in reconciling items, amounted to JPY 394,601 million as of June 30, 2017 and JPY 417,739 million as of June 30, 2018 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[C] Other

1. Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict class action litigation.

For the three months ended September 30, 2017, Honda has reached a settlement with the plaintiffs of the multidistrict class action litigation in the United States. As of the date of this report, this settlement is subject to final court approval. For the three months ended September 30, 2017, Honda recognized the settlement of JPY 53,739 million as selling, general and administrative expenses, which includes funds contributed to enhance airbag inflator recall activities.

For the class action lawsuits and civil lawsuits other that the above, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.